1934 Act Registration No. 1-31731

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Dated October 11, 2018

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Hsinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F  ☒  Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable )

Exhibit	Description
99.01	Announcement on 2018/10/02 :	Chunghwa Telecom to hold conference call for the third quarter 2018 results
99.02	Announcement on 2018/10/02 :	Change of Senior Executive Vice President of Investment
99.03	Announcement on 2018/10/03 :	The Company announces that it has set up the internet-only bank preparatory office with strategic partners
99.04	Announcement on 2018/10/11 :	Chunghwa Telecom announces its operating results for September 2018
99.05	Announcement on 2018/10/11 :	September 2018 sales

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 11, 2018

Chunghwa Telecom Co., Ltd.

By:	/s/Shui-Yi Kuo
Name:	Shui-Yi Kuo
Title: Chief Financial Officer

EXHIBIT 99.01

Chunghwa Telecom to hold conference call for the third quarter 2018 results

Date of events: 2018/10/02

Contents:

1.Date of the investor conference: 2018/10/31

2.Time of the investor conference: 15:00 (Taipei time)

3.Location of the investor conference: Teleconference

4.Brief information disclosed in the investor conference:

Please refer to https://www.cht.com.tw/chtir at 14:30 on October 31, 2018

Taipei time.

5.The presentation of the investor conference release:

Please refer to http://mops.twse.com.tw/

6.Will the presentation be released in the Company’s website:

Presentation will be released on https://www.cht.com.tw/chtir

7.Any other matters that need to be specified:Teleconference will be held during 15:00-16:00 Taipei time

EXHIBIT 99.02

Change of Senior Executive Vice President of Investment

Date of events: 2018/10/02

Contents:

1.Type of personnel changed (please enter: spokesperson, acting spokesperson, important personnel(CEO, COO, CMO,

CSO, etc.),financial officer, accounting officer, research and development officer, or internal audit officer):important personnel

2.Date of occurrence of the change:2018/10/02

3.Name, title, and resume of the replaced person:

Yung-Fong Song, Senior Executive Vice President of Investment

4.Name, title, and resume of the replacement:

Tian-Tsair Su, Senior Executive Vice President of Administration

5.Type of the change (please enter: “resignation”, “position adjustment”, “dismissal”, “retirement”, “death” or “new

replacement” ):resignation

6.Reason for the change:resignation

7.Effective date:2018/10/02

8.Any other matters that need to be specified: Senior Executive Vice

President of Administration Tian-Tsair Su acts for the position of

Senior Executive Vice President of Investment till the appointment of new replacement is resolved.

EXHIBIT 99.03

The Company announces that it has set up the internet-only bank preparatory office with strategic partners

Date of events: 2018/10/03

Contents:

1.Date of occurrence of the event: 2018/10/03

2.Company name: Chunghwa Telecom Co., Ltd.

3.Relationship to the Company (please enter ”head office” or

  ”subsidiaries”):head office

4.Reciprocal shareholding ratios: N/A

5.Cause of occurrence:

The Company has set up the preparatory office with Mega International

Commercial Bank Co., Ltd., Shin Kong Financial Holding Co., Ltd. and

PX Mart Co., Ltd. and signed a letter of intent. All the parties intend to jointly plan and prepare the application of the internet-only bank license.

6.Countermeasures: None

7.Any other matters that need to be specified: None

EXHIBIT 99.04

Chunghwa Telecom announces its operating results for September 2018

Date of events: 2018/10/11

Contents:

1.Date of occurrence of the event:2018/10/11

2.Company name:Chunghwa Telecom Co., Ltd.

3.Relationship to the Company (please enter "head office" or "subsidiaries"):head office

4.Reciprocal shareholding ratios:N/A

5.Cause of occurrence:

Chunghwa Telecom consolidated revenue for September 2018 was NT$17.79 billion, an 8.5 % decrease year-over-year, mainly due to the decrease of voice revenue resulted from continuing VoIP substitution, the decline of mobile service revenue owing to market competition and the decrease of ICT project revenue. Operating costs and expenses were NT$14.17 billion, an 8.0 % decrease year-over-year, mainly due to the decrease of cost of goods sold and ICT project costs. Operating income was NT$ 3.62 billion, a 10.0 % decrease year-over-year. Income before tax was NT$ 3.77 billion, a 9.4 % decrease year-over-year. Net income attributable to stockholders of the parent company was NT$ 2.98 billion, a 10.5 % decrease year-over-year. EPS was NT$ 0.38.

6.Countermeasures: None

7.Any other matters that need to be specified: None

EXHIBIT 99.05

Chunghwa Telecom

October 11, 2018

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of September 2018.

1) Sales volume (NT$ Thousand)

Period	Items	2018	2017	Changes	%
Sep.	Net sales	17,787,962	19,432,246	(-)1,644,284	(-)8.46%
Jan.-Sep.	Net sales	159,995,602	166,629,444	(-)6,633,842	(-)3.98%

2) Funds lent to other parties (NT$ thousand)

Lending Company	Current Month	Last Month	Specified Amount
Parent Company	0	0	0
Subsidiaries	0	0	0

3) Endorsements and guarantees (NT$ thousand)

Guarantor	Increase (Decrease)	Accumulated	Limited Amount
Parent Company	0	0	0
Subsidiaries	0	300,000	2,821,590

4) Financial derivative transactions accumulated from January to the reporting month (NT$ thousand)

a-1 Non-trading purpose (that does not meet the criteria for hedge accounting)

		Forward Contract
Margins Paid		0
Premiums Received (Paid)		0

Outstanding Position	Total amount of contract	386,578
	Fair Value	-236
	The amount of unrealized gain(loss) recognized this year	-142

Settled Position	Total amount of contract	539,284
	The amount of realized gain(loss) recognized this year	-3,496

a-2 Non-trading purpose (that meets the criteria for hedge accounting,)

		Forward Contract
Margins Paid		0
Premiums Received (Paid)		0

Outstanding Position	Total amount of contract	88,583
	Fair Value	367
	The amount of unrealized gain(loss) recognized this year	1,217

Settled Position	Total amount of contract	943,306
	The amount of realized gain(loss) recognized this year	-3,529

b Trading purpose : None